Filed by Spieker Properties, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Spieker Properties, Inc.

Commission File No. 1-12528

EQUITY OFFICE / SPIEKER PROPERTIES MERGER
CONFERENCE CALL SCRIPT
Friday, February 23, 2001
10:00 AM (CST)

I. OPENING (Diane)

Good morning and welcome to the Equity Office / Spieker Properties Conference Call announcing the merger of our two companies.

Before we begin, however, we want to remind you that much of what we will talk about today will be our view of future events and conditions. These statements constitute forward-looking statements within the meaning of the federal securities laws. Our ability to realize the anticipated benefits of the proposed merger we have announced today will be dependent on numerous factors, some of which we will not control. These factors include the following:

1.	Macro-economic conditions and the demand for office space in California and the other West Coast markets in which Spieker has a substantial presence;

2.	The continuing financial success of our current and prospective tenants;

3.	Our ability to merge successfully the operations of Spieker Properties into the Equity Office organization;

4.	Our ability to realize economics of scale;

5.	Continuing supply constraints in Spieker’s current markets; and

6.	Other risks, which are described in Equity Office’s Form 10-K, which is on file with the Securities and Exchange Commission.

At the conclusion of this call, our chief legal counsel will provide you with important information concerning certain securities law requirements. We encourage your attention to this information.

You will now be hearing from the executives of both companies, and for opening comments I’d like to turn it over to our Chairman, Sam Zell.

OPENING COMMENTS (Sam)

Many of you have heard me speak about Equity Office using the phrase “No one has ever done this before”. I’ve repeated that to our people to emphasize the unique opportunity before them. We have worked hard since the formation of this company to position ourselves for the best opportunities. Our scale both in the capital markets and the property markets has been very relevant, but no more than our strategy of how we capitalize on that scale, while remaining disciplined in our investment choices.

We are here today to announce the third very strategic merger that we have done since our July 1997 IPO.

This merger with Spieker Properties is entirely consistent with the strategy which we have been articulating from the time of our IPO – which is:

•	To identify supply-constrained, high-growth markets.

•	Focus on high-quality real estate and concentrated regional portfolios.

•	Build critical mass in our core markets to offer the highest customer service and enjoy economies of scale.

If you look at these three mergers, every one of them has:

•	Met all of these strategies,

•	Accelerated our growth rate

•	And been accretive to FFO.

We strongly believe that this merger with Spieker will continue to build shareholder value for both Equity Office and Spieker shareholders.

Given that I am a very large shareholder in Equity Office, I have no greater incentive than to create shareholder value.

You will hear from Ned Spieker on this call – and we welcome him as a major shareholder and board member of EOP upon completion of the merger – and I’m sure he shares my sentiments.

But first, let me now turn it over to Tim Callahan for his comments.

II. OVERVIEW OF MERGER (Tim)

Thanks Sam. Good Morning everyone.

We are very excited about this merger and its significance in advancing our strategy.

As Sam noted, we have consistently been attracted to premier regional franchises – such as Beacon (in Boston), Wright Runstad (in Seattle), Miller Global (in Denver) and Wilson (in the San Francisco Bay Area).

The Spieker Properties name speaks for itself. For over 30 years, Ned Spieker has been a name employees and partners have been proud to be associated with and EOP feels the same way.

We believe the Spieker merger is unique for several reasons:

•	First, is the real estate itself – this portfolio could not be replicated through any series of asset acquisitions.

•	Second, Spieker has had a critical mass strategy similar to ours with their properties consistently located at the heart of each of their sub-markets.

•	Third, the embedded growth in this portfolio is unmatched and significantly enhances our overall growth rate.

•	And finally, the quality of Spieker’s organization and franchise throughout the California market is in a class by itself.

This merger with Spieker is in-line with our overriding strategy to build concentrations in high-growth, supply-constrained markets. We have seen multiple benefits when we’ve become the first or second largest owner in a geographic market.

Through national scale and regional concentrations we can offer:

•	More flexibility and space options for our customers with an increasing menu of services.

•	We continue to see cost savings through bulk purchasing but, more importantly, the investment in technology we’ve made over the last few years allows us increased productivity in every facet of our business, in particular through accounting and customer relationship management.

•	Some of the most valuable assets we’ve acquired in this type of transaction are the employees. We offer the tools and opportunities but people make it happen everyday.

•	Part of the attraction of our organization is that we provide significant opportunity for personal growth through the breadth of our organization.

•	We once again supplement that through technology which provides instant access to information and training among other things.

•	Overall we strive to be a leader market to market and this transaction only reemphasizes our progress with that strategy.

Upon closing this merger we will increase our presence in key strategic markets, as follows:

	SF	SF	Current
Market	Pre-Merger	Post Merger	Rank	Merge Co Rank

Seattle	7.8	10.4	1st	1st

San Francisco	6.6	8.9	1st	1st

San Jose	2.7	6.7	5th	1st

Orange County	2.0	5.9	5th	2nd

Los Angeles	4.3	7.6	4th	2nd

Spieker has a strategy focused on a few select, but highly desirable West Coast markets. The addition of their portfolio to EOP’s portfolio, which is more broadly based but concentrated in our key top 10 markets, adds several benefits to all shareholders:

•	Enhances our overall growth rate.

•	Diversifies Spieker’s concentration.

•	Is accretive to our FFO, both short and long-term.

•	Allows us to realize cost savings and operating synergies across all 125MM square feet of office space.

Some people may question why we would increase our exposure to California at this time considering factors such as the overall economy, energy issues and dot.com fallout. As many of you know, certain submarkets in Northern California hit record high rents during 2000 – and have decreased somewhat, and in some cases significantly, but still to levels reflective of very balanced supply and demand environment.

While no one can predict fully the length and depth of any downturn, we believe the negative news has largely been disseminated and seems to have been priced into the market.

Richard will cover our general underwriting parameters in a minute, which I think you will find are conservative.

Over the long-term we think the office fundamentals of California will remain attractive due to its highly educated work and diverse economic base.

California is a diversified economy which has enjoyed higher average GDP growth than the U.S. average. In fact, California has the 6th largest GDP in the world – larger than Italy or China - making it almost an economy unto itself.

The hidden asset to all of the transactions we’ve done is the management talent we have added to the EOP system. We look forward to integrating Spieker’s employees over the coming months. We have the advantage of our experience with the Beacon and Cornerstone mergers – learning more each time. Our strong management teams headquartered in each of these major markets (San Francisco, Los Angeles, and Seattle) have been very involved throughout the review and underwriting of this portfolio and will continue to help lead these markets over the next few months and post merger.

Two other areas I want to address are the industrial portfolio and Spieker’s development pipeline.

As you know, Spieker has a 13.5MM square foot industrial portfolio. Roughly 5MM square feet of this portfolio is under contract and we will assume this contract. We will be reviewing alternatives for the remaining industrial assets over the coming months and are likely to sell these assets at some point. In any case, we believe this is an attractive portfolio to a variety of potential buyers given the strength of the markets these assets reside in.

Spieker’s development portfolio totals 1.5MM square feet of office at an estimated cost of $380MM. The development pipeline is 67% pre-leased and has a projected weighted average return of approximately 14%.

I should also note, we think an additional benefit of this merger will be the added liquidity in our stock. We have continued to attract a broader base of investors over the past two years and our increased liquidity should continue to broaden the scope of investors in EOP.

Finally, I’d like to welcome Ned Spieker, Craig Vought and John Foster to our Board of Trustees through this merger.

Their experience and insight will add an excellent dimension to the Board.

With that, Richard Kincaid, our CFO, will cover the financial terms of the transaction:

III. FINANCIAL OVERVIEW (Richard)

Thanks Tim.

We sent out a press release with attached schedules early this morning which hopefully most of you have had a chance to review.

The exchange ratio of the transaction was struck at:

$58.50	Spieker

$30.083	EOP

This translates into a total value of $7.2 billion, including transaction costs.

Broken down roughly as:

Assumption of debt	$2,550

Cash Consideration	$905

Total Transaction Costs	$180

Equity Value	$3,564

$7,200

The equity component totaling $3.6 billion equates to approximately 118,466,000 new shares and OP units of EOP. The estimated breakdown is 17.2MM of OP units and 101.3MM in shares.

The proration of cash and stock for each Spieker common share is:

Cash		$13.50

1.49586 in EOP Shares		$45.00

	Total	$58.50

OP unit holders have the right to elect OP units in EOP at an exchange ratio of 1.94462.

Our total cash needs by closing is roughly $1.4 billion (through July 1st), including EOP’s funding requirements (including development, etc.).

Will either obtain a bridge facility from our relationship banks or explore senior unsecured note opportunities.

In general, our financial ratios improve from year-end 2000 when compared to pro forma ratios after the merger, as follows:

(MM)	MergeCo%

Equity	52.2

Preferred Stock	3.7

Debt	44.1

Total	100.0%

Our pro forma coverage ratios also improve by virtue of this merger.

	Actual	Pro forma	Pro forma
	at 12/31/00	at 9/30/01	at 12/31/01

EBITDA / Interest Expense	2.6x	2.7x	2.9x

EBITDA / Fixed Charges	2.3x	2.4x	2.5x

Cash Flow / Fixed Charges	2.2x	2.3x	2.5x

We have had conference calls with the rating agencies to discuss this transaction during the course of this week. They will be reviewing the transaction and our ratings, but their initial feedback has been favorable. We will continue to get them the information they need on the transaction and would anticipate formal review shortly.

On a real estate basis (office and industrial assets), the forward 12-month yields are just under 10% on a GAAP basis and over 9.5% on cash.

The EBITDA yield on the entire transaction is 9.2%.

These returns are based on the following assumptions we built into our underwriting.

•	We started with realistic assumptions of market rents, which in certain markets are 30% - 40% below where rents peaked last summer / fall.

•	Basically kept rents flat for two years and reduced occupancy by 100 basis points.

•	We assumed $25 - $30 million in gross G&A savings but zero savings at the property operating level [Note: Roughly $14 - $16MM is at the operating expense level and the remainder is in G&A].

•	We are confident that there will be synergies at the operating level as well based on our past experiences with other mergers.

We also have the advantage of having underwritten Beacon and Cornerstone and of being in the position to look back on those transactions. We used the same methodologies and know where the sensitivities are – and used that knowledge in our underwriting of Spieker.

Based on these assumptions, this transaction is modestly accretive for the last six months of 2001 ($0.01 – $0.02), and approximately $.10 accretive in 2002.

Several other items to note on the transaction are:

•	There is no collar in the transaction.

•	There is a $160 million break-up fee.

•	We plan to file the proxy with the SEC by the end of March and close by the end of the second quarter.

•	Our dividend record dates are currently the same. We will evaluate the payment of the 2nd quarter dividend depending on the ultimate closing date.

I’ll now turn it back over to Tim.

IV. INTRODUCTION TO SPIEKER (Tim)

With that background, we would like you to hear the benefits of this merger from our partners in the transaction.

Let me turn the call over to Ned Spieker.

SPEAKING POINTS (Ned Spieker)

First and foremost this is a fair deal for our shareholders from a valuation standpoint.

We went public over 7 years ago and have been able to achieve an average annual total return of over 35% to our shareholders.

We are proud of those results.

In our view there is no finer real estate company then Equity Office Properties. EOP is, and will be, the leader in our Industry.

They have a great management team coupled with great vision.

Serving the customer / tenant is the format for future success and with the combined company, expanding the service platform to over 10,000 tenant customers provides a tremendous opportunity.

For the future, we also appreciate that the size of the enterprise will result in investor liquidity and promote a broader investor base. This combined with the geographic diversity results in reduced risk.

Lastly, I would like to emphasize that we are not sellers but rather long-term investors in EOP. A number of our senior management, as well as myself, will be locking up our ownership interest for a considerable period of time.

All of these are positives for doing the merger at this time.

I would also like Craig Vought, our co-CEO to add his thoughts.

SPEAKING POINTS (Craig Vought)

The decision to enter this merger came after years of thought on the issue of strategy and the direction of industry.

We have tried at each turn to take the steps necessary to elevate Spieker Properties to the next level. From entering the Southern California market, to converting the company’s balance sheet into one of the strongest in business, to building irreplaceable concentrations of office assets our goal has been to position the company to ensure future successes.

This merger is the next step in that process. We’ve looked at every considerable strategy and combination over the last five years and this transaction clearly meets the highest hurdles we’ve set.

By all the important measures, the merged firm sets the standard for the entire real estate industry with the highest growth markets, most educated work forces, higher barriers to entry and concentration of quality assets.

We’ve watched EOP since their IPO in 1997 and gotten to know the organization extremely well over the last year and a half. This experience has given us the confidence to know that the fit between us is terrific.

Some of you may be surprised we are an acquiree in an M&A transaction, rather than the buyer. But frankly we’ve always been indifferent to that. What matters to us is what is right for our shareholders.

In our view this transaction is clearly in the best interest of both Spieker and EOP shareholders as we create an unprecedented organization with incredible potential.

I think Tim has a few closing items, so I’ll turn it back to Tim.

V. Closing Remarks (Tim)

We have covered a lot of ground and there are over 500 people on this call, so I’m sure there will be more than a few questions.

It’s evident from all of our remarks that the enthusiasm for this merger is very high.

This merger is all about strength combining with strength. EOP and Spieker have shared the long-term philiosophy of customer service, delivered by deep management teams in the top markets – EOP across the country – Spieker up and down the West Coast. We believe the result will be increasing differentiation for years to come.

With that, we will answer questions.

VI. Q&A

VII. CONCLUSION

This concludes the Q&A portion of our call. As I mentioned at the outset, we are going to end this call by reading the following statements required under the securities laws. For this purpose, I will now turn this call over to Stan Stevens, our Chief Legal Counsel.

Investors and security holders are urged to read the joint proxy statement/ prospectus and information statement regarding the business combination transactions referenced in this conference call, when they become available, because they will contain important information. The joint proxy statement/prospectus and information statement will be filed with the Securities and

Exchange Commission by Equity Office Properties Trust and Spieker Properties, Inc. and Equity Office Properties Trust/ EOP Operating Limited Partnership and Spieker Properties, L.P., respectively. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus and information statement (when they are available) and other documents filed by Equity Office Properties Trust and Spieker Properties, Inc. and EOP Operating Limited Partnership and Spieker Properties, L.P. with the Commission at the Commission’s web site at www.sec.gov. The joint proxy statement/prospectus, information statement and these other documents may also be obtained for free (a) from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone: (312) 466-3300 and (b) from Spieker Properties, Inc. by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025, Attention: Corporate Secretary, telephone: (650) 854-5600.

Pursuant to instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include Equity Office Properties Trust and its trustees, as follows: Samuel Zell (Chairman of the Board), Timothy H. Callahan (President, Chief Executive Officer and trustee), D.J. Andre de Bock (trustee), Thomas E. Dobrowski (trustee), William M. Goodyear (trustee), James D. Harper, Jr. (trustee), David K. McKown (trustee), John S. Moody (trustee), Jerry M. Reinsdorf (trustee), Sheli Z. Rosenberg (trustee), Edwin N. Sidman (trustee), Jan H.W.R. van der Vlist and William Wilson III (trustee). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding common shares of Equity Office Properties Trust, except for Samuel Zell, who may be deemed to beneficially own approximately 1.04% of the outstanding common shares (giving effect to share options and units of limited partnership interest in EOP Operating Limited Partnership held by him) and Jan H.W.R.van der Vlist, who may be deemed to beneficially own approximately 7.34% of the outstanding common shares, which shares are owned by Stichting Pensioenfonds Voor De Gezondheid Geestelijke En Maatschappelijke Belangen.

Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation also include Spieker Properties, Inc. and its directors, as follows: Warren E. Spieker, Jr. (Chairman of the Board), John K. French (Vice Chairman of the Board), Dennis E. Singleton (Vice Chairman of the Board), Richard J. Bertero (director), Harold M. Messmer, Jr. (director), David M. Petrone (director) and William S. Thompson, Jr. (director). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding shares of common stock of Spieker Properties, Inc., except for Warren E. Spieker, Jr., John K. French and Dennis E. Singleton, who may be deemed to beneficially own approximately 4.9%, 1.5% and 1.6% of the outstanding shares of common stock of Spieker Properties, Inc., respectively, (giving effect to stock options and units of limited partnership interest in Spieker Properties, L.P. held by each of them).

* * * * *

Registration Statements relating to the Equity Office Properties Trust and EOP Operating Limited Partnership securities to be issued in the merger of Spieker Properties, Inc. with and into Equity Office Properties Trust and in the merger of Spieker Properties, L.P. with and into EOP Operating Limited Partnership have not yet been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the applicable Registration Statement becomes effective. This conference call script shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.